SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*

                 Bellwether Exploration Company

                        (Name of Issuer)

                   Common Stock, no par value

                 (Title of Class of Securities)

                           079 895 108
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on following page(s))

                          Page 1 of 5 Pages

CUSIP NO.  079 895 180         13G           Page 2 of 5 Pages

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Allstate Corporation
          36-3871531

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          N/A

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


5         SOLE VOTING POWER

          1,340,584

6         SHARED VOTING POWER

          0

7         SOLE DISPOSITIVE POWER

          1,340,584

8         SHARED DISPOSITIVE POWER

          0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,340,584

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

          N/A

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.82%

12        TYPE OF REPORTING PERSON*

          HC

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1      (a)       Name of Issuer:
                      Bellwether Exploration Company

            (b)       Address of Issuer's Principal Executive Offices:
                      1331 Lamar, Suite 1455
                      Houston, TX 77010

Item 2      (a)       Name of Person Filing:

                      The Allstate Corporation

            (b)       Address of Principal Business Offices:

                      2775 Sanders Road
                      Northbrook, Illinois 60062-6127

            (c)       Citizenship:

                      Delaware

            (d)       Title of Class of Securities:

                      Shares of Common Stock

            (e)       CUSIP Number

                      079 895 108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)       ( )   Broker or Dealer registered under Section 15
                            of the Act

            (b)       ( )   Bank as defined in section 3(a)(6) of the
                            Act

            (c)       ( )   Insurance Company as defined in section
                            3(a)(19) of the Act

            (d)       ( )   Investment Company registered under
                            section 8 of the Investment Company Act

            (e)       ( )   Investment Adviser registered under section
                            203 of the Investment Advisers Act of 1940

            (f)       ( )   Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or
                            Endowment Fund;  see subparagraph 240.13d
                            -1(b)(1)(ii)(F)

            (g)       (XX)  Parent Holding Company, in accordance with
                            sub-paragraph 240.13d-1(b)(ii)(G) (Note:
                            See Item 7)

            (h)       ( )   Group, in accordance with subparagraph
                            240.13d-1(b)(1)(ii)(H)

                            Page 3 of 5 Pages

Item 4      Ownership

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)       Amount Beneficially Owned:
                               1,340,584

            (b)       Percent of Class:
                                14.82%

            (c)       Number of shares as to which such person (1) has:

                      (i)       sole power to vote or to direct the vote
                                          1,340,584

                      (ii)      shared power to vote or to direct the
                                vote
                                          0

                     (iii)      sole power to dispose or to direct the
                                disposition of
                                         1,340,584

                      (iv)      shared power to dispose or to direct the
                                disposition of
                                          0

Item 5      Ownership of Five Percent or less of a Class.

            If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following (   ).

Item 6      Ownership of More than Five Percent on Behalf of
Another Person.
                              N/A

(1)  Allstate Insurance Company, a wholly owned subsidiary of The
Allstate Corporation, beneficially owns 1,340,584 Shares of
Common Stock.

                                 Page 4 of 5 Pages

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security being Reported on by the Parent Holding Company.

          Allstate Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange
Act of 1934.

Item 8      Identification and Classification of Members of the
            Group.

                              N/A

Item 9      Notice of Dissolution of Group

                              N/A

Item 10     Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 1996


                              THE ALLSTATE CORPORATION

                              By ALLSTATE INSURANCE COMPANY

                              By     /s/ Mary J. McGinn
                                  Its Authorized Signatory